13-5

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SECI 02018016 COMMISSION
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SEC FILE NUMBER
8-38330

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAIB TRADING Corp. /DBA/
North American Institutional Brokers

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 W. Commerical Blvd.
(No. and Street)

Ft. Lauderdale (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coglianese 630-351-8942
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese, CPA, PC
(Name — *if individual, state last, first, middle name*)

One Tiffany Pointe, Suite G-12, Bloomingdale, IL 60108
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MICHAEL COGLIANESE
CERTIFIED PUBLIC ACCOUNTANT, P.C.

INDEPENDENT AUDITOR'S REPORT

To Board Of Directors
North American Institutional Brokers

We have audited the statement of financial condition of North American Institutional Brokers, as of December 31, 2001, and the related statements of income, retained earnings, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Institutional Brokers at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of the computation of net capital is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese
Certified Public Accountant

Bloomingdale, Illinois
February 12, 2002

ONE TIFFANY POINTE, SUITE G12 · BLOOMINGDALE, IL 60108
PHONE: (630) 351-8942 · FAX: (630) 351-8968 · EMAIL: MIKE@COGLIANESECPA.COM
WWW.COGLIANESECPA.COM

OATH OR AFFIRMATION

I, Kathryn Sealey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Institutional Brokers, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

[Signature]
Signature

Financial & Operations Principal
Title

[Signature]
Notary Public

OFFICIAL NOTARY SEAL
MAUD BLEUS
COMMISSION NUMBER
CC800402
MY COMMISSION EXPIRES
JAN. 3,2003
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	65,803 [0200]		65,803 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	12,114,203 [0295]		
	B. Other	[0300]	[0550]	12,114,203 [0810]
3.	Receivables from non-customers	[0355]	222,282 [0600]	222,282 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	87,508 [0424]		
	E. Spot commodities	[0430]		87,508 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
	B. Other securities			
	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market			
	[0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	61,794 [0680]	61,794 [0920]
11.	Other assets	[0535]	39,874 [0735]	39,874 [0930]
12.	TOTAL ASSETS	12,267,514 [0540]	323,950 [0740]	12,591,464 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	10,665,274 [1114]	[1315]	10,665,274 [1560]
	B. Other	84 [1115]	[1305]	84 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		4,598 [1360]	4,598 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	261,672 [1205]	[1385]	261,672 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		950,000 [1400]	950,000 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ______ [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	10,927,030 [1230]	954,598 [1450]	11,881,628 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	1,649 [1792]
	C. Additional paid-in capital	1,033,029 [1793]
	D. Retained earnings	-324,842 [1794]
	E. Total	709,836 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	709,836 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	12,591,464 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1 /01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	8,044 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	3,763 [3939]
	d.	Total securities commissions	11,807 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	3,429,137 [3949]
	c.	Total gain (loss)	3,429,137 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		785,357 [3995]
9.	Total revenue		4,226,301 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			1,040,130 [4115]
12.	Commissions paid to other broker-dealers			17,827 [4140]
13.	Interest expense			157,617 [4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]		
14.	Regulatory fees and expenses			38,175 [4195]
15.	Other expenses			3,609,195 [4100]
16.	Total expenses			4,862,944 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(636,643) [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(636,643) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(146,128) [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 526 [4335A]	SPEAR, LEEDS & KELLOGG, L.P. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		709,836 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		709,836 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		950,000 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,659,836 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	323,950 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-323,950 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		1,335,886 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	15,931 [3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-15,931 [3740]
10. Net Capital			1,319,955 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	728,468 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	1,000,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	1,000,000 [3760]
14. Excess net capital (line 10 less 13)	319,955 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	227,252 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			10,927,030 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			10,927,030 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 828 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	57 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		x 1,229,611 [4240]
	A. Net income (loss)		(636,643) [4250]
	B. Additions (includes non-conforming capital of	[4262])	116,868 [4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		709,836 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	650,000 [4300]
	A. Increases	300,000 [4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	950,000 [4330]

NORTH AMERICAN INSTITUTIONAL BROKERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH:	
Cash flows from operating activities:	
Net income (loss)	(636,643)
Adjustments to reconcile net income to net cash provided by operating activities	
CHANGES IN:	
Current Assets	
Receivables from Broker/Dealers	454,788
Receivables from non-customers	(204,647)
Other Securities	169,398
Other Assets	25,236
Liabilities	(138,127)
Rounding Difference	1
Net cash provided by operating activities	(329,994)
Cash flows from financing activities:	
Cash Additions/Withdrawals, Dividends, and Adjustments	116,868
Net Increase in cash	(213,126)
Cash beginning of period	278,929
Cash at end of period	65,803

NORTH AMERICAN INSTITUTIONAL BROKERS
December 31, 2001

NOTES TO THE FINANCIAL STATEMENTS

1. Organization:

North American Institutional Brokers (Company) is a dba of NAIB Trading Corporation, which was incorporated in the State of Florida on June 11, 1987. On September 14, 1987 the Company registered with the Securities and Exchange Commission (SEC) and in February 1988 with the National Association of Securities Dealers and the Division of Securities of the State of Florida. The Company operates as a fully disclosed Broker/Dealer and market maker. The Company previously operated under the name NAIB Trading Corporation.

2. Net Capital Requirements:

The Company is subject to the SEC "Net Capital Rule" (Rule 15c3-1 of the Securities and Exchange Act of 1934). At December 31, 2001, the Company had net capital in excess of the required minimum.

3. Organizational Cost:

Organizational cost will be amortized on the straight-line method over sixty-month period.

4. Income Taxes:

The Company has accrued for its tax liability as of December 31, 2001.

5. Significant Accounting Policies:

In 1990, the Financial Accounting Standards Board adopted Statement Number 105 "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk" which requires disclosure of information concerning financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk.

The Company is subject to market risk associated with the changes in the value of the underlying financial instruments as well as the loss of appreciation and risk that a counter party will fail to perform.

6. Subsequent Events:

On February 20, 2002 as a result of a merger, NAIB Trading Corporation, dba North American Institutional Brokers became a subsidiary of Global Partners Securities, Corporation (a Delaware corporation).

NORTH AMERICAN INSTITUTIONAL BROKERS
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF NET CAPITAL COMPUTATION
FOR DECEMBER 31, 2001

We have performed reconciliation between the audited and the unaudited statement of net capital computation noting the following adjustments:

NONE

MICHAEL COGLIANESE
CERTIFIED PUBLIC ACCOUNTANT, P.C.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
North American Institutional Brokers

We have examined the financial statements of North American Institutional Brokers for the year ended December 31, 2001 and have issued our report thereon dated February 12, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONE TIFFANY POINTE, SUITE G12 · BLOOMINGDALE, IL 60108
PHONE: (630) 351-8942 · FAX: (630) 351-8968 · EMAIL: MIKE@COGLIANESECPA.COM
WWW.COGLIANESECPA.COM

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do no express an opinion on the system of internal accounting control of North American Institutional Brokers taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and self-regulatory organizations and should not be used for any other purpose.

Michael Coglianese
Certified Public Accountant

Bloomingdale, Illinois
February 12, 2002